ACE Limited	Phone: +41 43 456 76 00
Bärengasse 32	Fax: +1 (441) 295 3997
CH-8001 Zurich	Philip.Bancroft@acegroup.com
Switzerland	www.acelimited.com

Philip V. Bancroft

Chief Financial Officer

May 2, 2011

Joel Parker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

USA

RE: ACE Limited

Form 10-K for the Year Ended December 31, 2010

Filed on February 25, 2011

File No. 001-11778

Dear Mr. Parker,

Thank you for your letter dated April 20, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments on the 2010 Form 10-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q, including our March 31, 2011 filing.

In the sample disclosure below, we revised the information included in our 2010 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Any information that was added in response to the Staff’s comments is set forth in bold italics type.

4. Investments, page F-19

1.	You have investments of $2.5 billion in states, municipalities and political subdivisions. Please disclose the following as of December 31, 2010:

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The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties;

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The amortized cost and fair value of general obligation and special revenue bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than you would expect for the credit rating assigned;

•	The nature and primary revenue sources for your special revenue bonds; and,

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Your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis and selection process.

As the Staff’s comment indicates, we hold a portion of our invested assets in fixed maturity securities of states, municipalities, and other political subdivisions (“Municipal”). Most of the Municipal investments that we hold are highly rated, with 72% being rated AA- or better under the Standard & Poor’s rating system. None of our investments in Municipal investments are trading at a significantly depressed value.

However, we note that Municipal investments are not a significant component of our investment strategy, as evidenced by the fact that Municipal investments represent only $2.4 billion (less than 5%) of the overall $51.4 billion fair value of our investment portfolio (as of December 31, 2010). Our most significant concentration of Municipal investments, located in California (with an average credit rating of AA-), represents less than 1% of our investment portfolio (20% of our Municipal investments). The value of Municipal investments held in general obligation and special revenue bonds is split 38% and 62% between the two classifications, respectively. Given the context of our entire portfolio of investments, and given the unextraordinary nature of our Municipal investments, we do not feel that more detailed information related to each of the individual jurisdictions that comprise the $2.4 billion of Municipal investments adds material information to an understanding of our investment strategy and exposure.

Nevertheless, in order to better facilitate an understanding of our exposure to Municipal investments, we propose to add the following disclosure after the table presented on page 71 of our management’s discussion and analysis in the “Investments” section beginning on page 70 of our 2010 Form 10-K:

As part of our overall investment strategy, we may invest in states, municipalities, and other political subdivisions’ fixed maturity securities. (Municipal). We apply the same investment selection process described previously to our Municipal investments. As of December 31, 2010, no single state represented more than 20% of our Municipal investments. Over 72% of our Municipal investments carry an S&P rating of AA- or better and none carry fair values that reflect a significantly different risk compared to those ratings. These Municipal investments are split 38% and 62% between general obligation and special revenue bonds, respectively.

10. Commitments, Contingencies, and Guarantees

(f) Legal Proceedings, page F-46

2.	You disclose that plaintiffs seek compensatory and in some cases special damages without specifying an amount, you cannot estimate the potential costs related to legal matters and that you have not recorded a liability for compensatory damages. Please confirm that you cannot estimate the potential costs related to any of your lawsuits or disclose the estimated loss or range of loss due to pending or threatened litigation for those lawsuits in which you are able to provide such an estimate. For pending or threatened litigation that specifies the damages being sought, please provide a disclosure in the format to be provided in future periodic filings that quantifies the aggregate amount being sought.

The Staff’s comment references subsection (f)(ii) to footnote 10, Commitments, Contingencies, and Guarantees. This subsection provides historical narrative and update on a series of litigation proceedings relating to ACE’s business practices, and allegations made against us that were similarly alleged against many other insurance companies in the relevant timeframe. Many of these cases have been resolved; they are nevertheless disclosed, but merely to give the reader context and an understanding of past proceedings rather than due to remaining material potential ACE liability. Beginning with our 2011 Q1 report we will omit the past narrative and only report on currently pending matters, except as may be necessary to provide context to the reader that has not previously been described.

As noted in our disclosure, to the extent litigation proceedings remain pending and unresolved, we believe any ultimate liability that may result is not likely to have a material adverse effect on our consolidated financial condition (although it is possible that the effect could be material to consolidated results of operations for an individual reporting period).

We confirm that except as described in the cited disclosure, we cannot estimate loss or range of loss due to pending or threatened litigation related to the proceedings and events described in the text. In the bulk of the cases, the reason for the uncertainty as to potential exposure is due to the early stage of the litigation, or the early stage at which the litigation was stayed. In addition, these cases are antitrust actions against a broad range of industry participants and estimates of damages by plaintiffs are notoriously unreliable and highly dependant upon many different legal and factual interpretations. However we bring to your attention that in State of Ohio, ex. rel. Marc E. Dann, Attorney General v. American Int’l Group, Inc. et al. (Case No. 07-633857; Court of Common Pleas in Cuyahoga County, Ohio), plaintiff submitted an expert report in January 2011 in which it claims that ACE should be liable for $11.3 million in overcharges to Ohio public entities. Plaintiffs may claim that this amount should be trebled pursuant to Ohio antitrust law. Plaintiff also seeks to impose a $10.3 million penalty on ACE related to ACE’s sales of private insurance in Ohio. ACE believes that these claims are without merit and continues to defend them vigorously.

Where we are able to provide a meaningful estimate of loss or potential loss (or a range of loss), or estimated expenses to be incurred (or a range of potential expense), we would provide such information in our narrative. Similarly, in past periods we have provided disclosure as to amounts paid or payable in settlements, and costs incurred in connection with defending or resolving particular cases. For future periods, we will augment the narrative by indicating more clearly with respect to each referenced proceeding, or related proceedings, our potential exposure to liability and costs, or the reason we cannot reasonably determine that exposure at the time of the filing. (And, as stated above, we will omit the number of resolved matters previously included for narrative sake going forward, to avoid confusion or repetition.) See below for a repeat of the disclosure from the 10-K, which has been updated to provide these clarifications, as well as note the above-mentioned expert report and developments in the Ohio case.

(ii) Business practices litigation

Beginning in 2004, ACE and its subsidiaries and affiliates received numerous subpoenas, interrogatories, and civil investigative demands in connection with certain investigations of insurance industry practices. These inquiries were issued by a number of attorneys general, state departments of insurance, and other authorities, including the New York Attorney General (NYAG) and the Pennsylvania Insurance Department. Such inquiries concerned underwriting practices and non-traditional or loss mitigation insurance products.

On April 25, 2006, ACE reached a settlement with the Attorneys General of New York, Illinois, and Connecticut and the New York Insurance Department pursuant to which ACE received from these authorities an Assurance of Discontinuance (AOD). On May 9, 2007, ACE and the Pennsylvania Insurance Department (Department) and the Pennsylvania Office of Attorney General (OAG) entered into a settlement agreement. On October 24, 2007, ACE entered into a settlement agreement with the Attorneys General of Florida, Hawaii, Maryland, Massachusetts, Michigan, Oregon, Texas, West Virginia, the District of Columbia, and the Florida Department of Financial Services and Office of Insurance Regulation. These agreements resolved investigations of ACE’s underwriting practices and contingent commission payments. In December 2010, the NYAG amended its AOD with ACE, eliminating the ban on contingent commissions that was levied as part of the agreement.

ACE, ACE INA Holdings, Inc., and ACE USA, Inc., along with a number of other insurers and brokers, were named in a series of federal putative nationwide class actions brought by insurance policyholders. The Judicial Panel on Multidistrict Litigation (JPML) consolidated these cases in the District of New Jersey. On August 1, 2005, plaintiffs in the New Jersey consolidated proceedings filed two consolidated amended complaints – one concerning commercial insurance and the other concerning employee benefit plans. The employee benefit plans litigation against ACE has been dismissed.

In the commercial insurance complaint, the plaintiffs named ACE, ACE INA Holdings, Inc., ACE USA, Inc., ACE American Insurance Co., Illinois Union Insurance Co., and Indemnity Insurance Co. of North America. They allege that certain brokers and insurers, including certain ACE entities, conspired to increase premiums and allocate customers through the use of “B” quotes and contingent commissions. In addition, the complaints allege that the broker defendants received additional income by improperly placing their clients’ business with insurers through related wholesale entities that acted as intermediaries between the broker and insurer. Plaintiffs also allege that broker defendants tied the purchase of primary insurance to the placement of such coverage with reinsurance carriers through the broker defendants’ reinsurance broker subsidiaries. The complaint asserts the following causes of action against ACE: Federal Racketeer Influenced and Corrupt Organizations Act (RICO), federal antitrust law, state antitrust law, aiding and abetting breach of fiduciary duty, and unjust enrichment.

In 2006 and 2007, the Court dismissed plaintiffs’ first two attempts to properly plead a case without prejudice and permitted plaintiffs one final opportunity to re-plead. The amended complaint, filed on May 22, 2007, purported to add several new ACE defendants: ACE Group Holdings, Inc., ACE US Holdings, Inc., Westchester Fire Insurance Company, INA Corporation, INA Financial Corporation, INA Holdings Corporation, ACE Property and Casualty Insurance Company, and Pacific Employers Insurance Company. Plaintiffs also added a new antitrust claim against Marsh, ACE, and other insurers based on the same allegations as the other claims but limited to excess casualty insurance. On June 21, 2007, defendants moved to dismiss the amended complaint and moved to strike the new parties. The Court granted defendants’ motions and dismissed plaintiffs’ antitrust and RICO claims with prejudice on August 31, 2007, and September 28, 2007, respectively. The Court also declined to exercise supplemental jurisdiction over plaintiffs’ state law claims and dismissed those claims without prejudice. Plaintiffs appealed to the United States Court of Appeals for the Third Circuit. On August 16, 2010, the Third Circuit affirmed, in part, and vacated, in part, the District Court’s previous dismissals with instructions for further briefing at the District Court on remand. Defendants have renewed their motions to dismiss, and the District Court has indicated that it will issue a decision in early 2011.

[As of May 2, 2011], plaintiffs have not specified an amount of alleged damages and the Court has not decided defendants’ renewed motions to dismiss. The Court has also not determined if this case may proceed as a class action and has, therefore, not determined the size or scope of any class. As a result, ACE is unable to reasonably estimate the potential loss or range of losses, if any, arising from this litigation.

There are a number of federal actions brought by policyholders based on allegations similar to the allegations in the consolidated federal actions that were filed in, or transferred to, the United States District Court for the District of New Jersey for coordination (“tag-along cases”). All proceedings in these tag-along cases are currently stayed.

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New Cingular Wireless Headquarters LLC et al. v. Marsh & McLennan Companies, Inc. et al. (Case No. 06-5120; D.N.J.), was originally filed in the Northern District of Georgia on April 4, 2006. ACE, ACE American Ins. Co., ACE USA, Inc., ACE Bermuda Ins. Co. Ltd., Illinois Union Ins. Co., Pacific Employers Ins. Co., and Lloyd’s of London Syndicate 2488 AGM, along with a number of other insurers and brokers, are named.

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Avery Dennison Corp. v. Marsh & McLennan Companies, Inc. et al. (Case No. 07-00757; D.N.J.) was filed on February 13, 2007. ACE, ACE INA Holdings, Inc., ACE USA, Inc., and ACE American Insurance Co., along with a number of other insurers and brokers, are named.

•	Henley Management Co., Inc. et al v. Marsh, Inc. et al. (Case No. 07-2389; D.N.J.) was filed on May 27, 2007. ACE USA, Inc., along with a number of other insurers and Marsh, are named.

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Lincoln Adventures LLC et al. v. Those Certain Underwriters at Lloyd’s, London Members of Syndicates 0033 et al. (Case No. 07-60991; D.N.J.) was originally filed in the Southern District of Florida on July 13, 2007. Supreme Auto Transport LLC et al. v. Certain Underwriters of Lloyd’s of London, et al. (Case No. 07-6703; D.N.J.) was originally filed in the Southern District of New York on July 25, 2007. Lloyd’s of London Syndicate 2488 AGM, along with a number of other Lloyd’s of London Syndicates and various brokers, are named in both actions. The allegations in these putative class-action lawsuits are similar to the allegations in the consolidated federal actions identified above, although these lawsuits focus on alleged conduct within the London insurance market.

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Sears, Roebuck & Co. et al. v. Marsh & McLennan Companies, Inc. et al. (Case No. 07-2535; D.N.J.) was originally filed in the Northern District of Georgia on October 12, 2007. ACE American Insurance Co., ACE Bermuda Insurance Ltd., and Westchester Surplus Lines Insurance Co., along with a number of other insurers and brokers, are named.

[As of May 2, 2011], plaintiffs have not specified an amount of alleged damages in any of the tag-along cases. The proceedings in the tag-along cases were stayed at a very early stage, before ACE could challenge the sufficiency of the claims with, for example, motions to dismiss. Also, the scope of the tag-along cases, in large part, will be affected by the outcome of the MDL Court’s decision on defendants’ renewed motions to dismiss. As a result, ACE is unable to reasonably estimate the potential loss or range of losses, if any, arising from these litigations.

Three cases have been filed in state courts with allegations similar to those in the consolidated federal actions described above. One of the cases, Office Depot, Inc. v. Marsh & McLennan Companies, Inc. et al., a Florida state action, settled in August 2010 and ACE was dismissed with prejudice. ACE remains a named party in two state cases:

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Van Emden Management Corporation v. Marsh & McLennan Companies, Inc., et al. (Case No. 05-0066A; Superior Court of Massachusetts), a class action in Massachusetts, was filed on January 13, 2005. Illinois Union Insurance Company is named. The Van Emden case has been stayed pending resolution of the consolidated proceedings in the District of New Jersey or until further order of the Court.

[As of May 2, 2011], plaintiffs have not specified an amount of alleged damages in this case. The proceedings were stayed at a very early stage, before ACE could challenge the sufficiency of the claims with, for example, a motion to dismiss. As a result, ACE is unable to reasonably estimate the potential loss or range of losses, if any, arising from this litigation.

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State of Ohio, ex. rel. Marc E. Dann, Attorney General v. American Int’l Group, Inc. et al. (Case No. 07-633857; Court of Common Pleas in Cuyahoga County, Ohio) is an Ohio state action filed by the Ohio Attorney General on August 24, 2007. ACE INA Holdings, Inc., ACE American Insurance Co., ACE Property & Casualty Insurance Co., Insurance Company of North America, and Westchester Fire Insurance Co., along with a number of other insurance companies and Marsh, are named. Defendants filed motions to dismiss in November 2007. On July 2, 2008, the court denied all of the defendants’ motions. Discovery is ongoing. Trial is set for September 12, 2011.

In January 2011, plaintiff submitted an expert report in which it claims that ACE should be liable for $11.3 million in overcharges to Ohio public entities; plaintiffs may claim that this amount should be trebled pursuant to Ohio antitrust law. Plaintiff also seeks to impose a $10.3 million penalty on ACE related to ACE’s sales of private insurance in Ohio. ACE believes that these claims are without merit and continues to defend them vigorously.

ACE was named in four putative securities class action suits following the filing of a civil suit against Marsh by the NYAG on October 14, 2004. The suits were consolidated by the JPML in the Eastern District of Pennsylvania and the Court appointed Sheet Metal Workers’ National Pension Fund and Alaska Ironworkers Pension Trust as lead plaintiffs. Lead plaintiffs filed a consolidated amended complaint on September 30, 2005, naming ACE, Evan G. Greenberg, Brian Duperreault, and Philip V. Bancroft as defendants. Plaintiffs alleged that ACE’s public statements and securities filings should have revealed that insurers, including certain ACE entities and brokers allegedly conspired to increase premiums and allocate customers through the use of “B” quotes and contingent commissions and that ACE’s revenues and earnings were inflated by these practices. In December 2008, the parties entered into a Stipulation of Settlement in which ACE agreed to pay the plaintiffs $1.95 million in exchange for a full release of all claims. On June 9, 2009, the Court approved the settlement and dismissed the multidistrict litigation (including the four underlying suits) with prejudice.

ACE, ACE USA, Inc., ACE INA Holdings, Inc., and Evan G. Greenberg, as a former officer and director of AIG and current officer and director of ACE, are named in one or both of two derivative cases brought by certain shareholders of AIG. One of the derivative cases was filed in Delaware Chancery Court, and the other was filed in federal court in the Southern District of New York. The allegations against ACE concern the alleged bid rigging and contingent commission scheme as similarly alleged in the federal commercial insurance cases. Plaintiffs assert the following causes of action against ACE: breach of fiduciary duty, aiding and abetting breaches of fiduciary duties, unjust enrichment, conspiracy, and fraud. In Delaware, the shareholder plaintiffs filed an amended complaint (their third pleading effort), on April 14, 2008, which drops Evan Greenberg as a defendant (plaintiffs in the New York action subsequently dismissed Evan Greenberg as well). On June 13, 2008, ACE filed a motion to dismiss, and on April 20, 2009, the court heard oral arguments on the motion. On June 17, 2009, the Court dismissed all claims against ACE with prejudice; final judgment in favor of ACE was entered on July 13, 2009. The derivative plaintiffs appealed. The Delaware Supreme Court affirmed the dismissal on December 29, 2010. The New York derivative action is currently stayed.

In all of the lawsuits described above, except where specifically noted, plaintiffs seek compensatory and in some cases special damages without specifying an amount. As a result, absent developments in the proceedings that result in specific allegations as to damages or asserted ACE liability, ACE cannot estimate its potential costs related to these legal matters and, accordingly, no liability for compensatory damages has been established in the consolidated financial statements.

ACE’s ultimate liability for these matters is not likely to have a material adverse effect on ACE’s consolidated financial condition, although it is possible that the effect could be material to ACE’s consolidated results of operations for an individual reporting period.

*****

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Keira Nakada - Staff Accountant
Gus Rodriguez - Accounting Branch Chief

James J. Scanlan - PricewaterhouseCoopers LLP